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               TV AZTECA ANNOUNCES THAT U.S. COURT DENIES REQUEST
     BY ECHOSTAR TO RESTRAIN AZTECA AMERICA'S CABLE AND SATELLITE COVERAGE


Azteca America Expected to Strengthen its Expansion in the U.S. Hispanic Market


FOR IMMEDIATE RELEASE

     MEXICO CITY, April 3, 2003 - TV Azteca, S.A. de C.V., one of the two largest producers of Spanish language television programming in the world, announced today that a U.S. district court has denied Echostar's request for a preliminary injunction against the company that would have prevented the company from directly or indirectly distributing its Channel 13 network programming to cable operators and satellite in the United States.

     As previously announced, on June 25, 2002, Echostar filed a lawsuit against the company in the United States District Court for the Southern District of New York, alleging that, by distributing portions of its Channel 13 programming to the U.S. station affiliates of the Azteca America Network (the company's wholly-owned Spanish-language broadcasting network focused on the U.S. Hispanic market), who retransmit the programming on cable and satellite by exercise of their statutory must-carry and retransmission consent rights, the company is in breach of the exclusivity provisions of its agreement with Echostar.

     "We are very satisfied that the district court saw fit to deny Echostar's request for a preliminary injunction," said Luis J. Echarte, Azteca America's President and Chief Executive Officer. "With this resolution in hand, we can continue our strategy of complementing our broadcast network coverage with local cable coverage and satellite. We will continue to defend our rights under our agreement with Echostar to provide the highest quality programming to our growing number of U.S. station affiliates. This is great news for our network, our affiliates and, ultimately, our viewers who will preserve their right to enjoy some of the best Spanish-language television programming on their local cable systems and satellite", added Mr. Echarte.

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     The  lawsuit  will now  proceed in the normal  course  with  respect to the agreement, which would otherwise end no later than March, 2005, and, if the lawsuit is ultimately determined adversely for the company, could result in a damage award against it (which the company believes would not be materially adverse to it). Or there could be a permanent injunction that, if entered, would have an adverse effect on the ability of Azteca America to provide its U.S. station affiliates with programming that contains the company's Channel 13 programming, at least until March 2005.



Company Profile

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through 554 owned transmitters across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.


                               Investor Relations:


        Bruno Rangel                                  Omar Avila
       5255 3099 9167                               5255 3099 0041
  jrangelk@tvazteca.com.mx                      oavila@tvazteca.com.mx


                                Media Relations:

                                 In Los Angeles

                          Carmen Lawrence or Sonia Pena
                                 Weber Shandwick
                                 310-407-6570 or
                                  310-407-6589
             clawrence@webershandwick.com, spena@webershandwick.com


                                 In Mexico City

                        Daniel McCosh or Tristan Canales
                                5255-3099-0059 or
                                 5255-3099-1441
                dmccosh@tvazteca.com.mx, tcanales@tvazteca.com.mx